Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

DATED: MARCH 23, 2021

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 23, 2021 and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc. (“Difference”)) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the twelve and three months ended December 31, 2020 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the twelve months ended December 31, 2020. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”) as further described in Note 23 to our audited annual consolidated financial statements. The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer (the “Business Combination”). Accordingly, the financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries.  The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue, adjusted EBITDA, adjusted cash net loss and cash operating expenses to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2021 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth & take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo Inc. a financial technology and digital payments company, is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the products described above, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•

In March 2021, we announced a binding letter of intent to acquire 100% of Moka Finance Technologies Inc. (“Moka”), one of Canada’s leading saving and investing apps, for 5.0 million Mogo common shares in an all-stock transaction. The proposed acquisition will increase Mogo’s member base to more than 1.7 million with the addition of Moka’s over 500,000 members and will bring differentiated saving and investing products to broaden Mogo’s wealth offering (“MogoWealth”). Following the completion of the Moka acquisition, we expect to further expand the MogoWealth product offering in 2021, including options for free stock trading. The two companies expect to complete a definitive agreement and close the transaction in Q2 2021 (the “Transaction”). Moka’s senior management, board members and key external shareholders representing in the aggregate more than two-thirds of Moka’s outstanding securities have entered into voting and support agreements agreeing to vote in favor of the Transaction.

•

In February 2021, we announced a strategic investment in Coinsquare Ltd. (“Coinsquare”), Canada’s premier cryptocurrency trading platform. On closing, Mogo will acquire 19.99% ownership of Coinsquare’s outstanding common shares on a post-transaction basis for total consideration of approximately $27.4 million in cash and 2.8 million Mogo common shares. As part of the transaction, Mogo also has a 12-month call option to acquire from existing shareholders an additional 10% of the outstanding common shares of Coinsquare, along with an 18-month warrant which would increase its total ownership interest to over 40% in the event that both the option and warrant are fully exercised.  Separately, certain Coinsquare shareholders’ have a put right for 10% of the outstanding shares that may be exercised under certain conditions within 6 to 13 months of the closing date of the initial investment. The put right will be void if Mogo exercises the call option and vice versa.

•

On January 25, 2021 we closed the acquisition of Carta Solutions Holding Corporation ("Carta"), a leader in digital payment solutions. The acquisition adds a business to business payments platform to the Company and is expected to significantly expand Mogo’s total addressable market by entering the global payments market. Carta’s issuing platform provides processing technology to industry leaders in Europe, Asia, and Canada, and recently announced with recent expansion into the United States and Japan. The Carta acquisition is expected to increase Mogo’s revenue scale and accelerate growth of its high-margin subscription and transaction-based revenue, while strengthening the Company’s digital wallet capabilities, including the development of its peer-to-peer payment solution.

•

In November 2020, we announced the launch of our bitcoin rewards program. Active members receive bitcoin rewards based on account activation, funding, and improving their credit score. In January 2021, we announced the extension of our bitcoin cashback reward program to the MogoCard. The program is available exclusively to members who refer a friend to Mogo, and participating members earn bitcoin cashback rewards for every purchase made on their MogoCard.

•

In July 2020, we announced a new automatic carbon offsetting feature with the MogoCard, designed to help Canadians improve their financial health and the health of the planet through better spending control, and automatic carbon offsetting. By separating spending into a separate account, and avoiding credit, consumers are able to limit

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Management’s Discussion and Analysis

themselves to a specific budget. MogoCard is the only card in Canada that helps fight climate change by automatically offsetting carbon as you spend.

•

In November 2020, we announced that MogoCard now supports Apple Pay®, Google Pay™ and Samsung Pay. This provides MogoCard users with even more options for cashless, contactless payment using their smartphone or other devices, while continuing to get all the benefits and security of MogoCard.

•

In August 2020, we announced that we have established a new referral agreement with EQ Bank, the digital banking platform offered by Equitable Bank, through which Mogo will offer access to EQ Bank’s Savings Plus Account to Mogo members through the Mogo app.

•

In August 2020, we announced that we have established a new referral agreement with Lendful Financial Inc. (“Lendful”), through which Mogo will offer its members access to Lendful’s prime loan products through the Mogo app.

•

In February 2020, we signed a three-year lending partnership (the “goeasy Arrangement”) with goeasy Ltd. (“goeasy”), one of Canada’s largest and most experienced non-prime consumer lenders, enabling Mogo to monetize its lending platform and drive new recurring fee-based revenue, with no capital investment or credit risk from these loans.

Financial Highlights

•

Between December 2020 and February 2021, we raised a total of approximately $81.6 million, net of agent commissions through the issuance of common shares and warrants. On February 24, 2021, we issued to certain individual investors 5.3 million common shares at a purchase price of US$10.10 per share, along with warrants to purchase up to 2.7 million common shares. The aggregate proceeds to the Company were approximately $63.3 million (US$49.7 million), net of agent commissions. Between December 31, 2020 and February 21, 2021, we sold 1.5 million common shares on the NASDAQ for cash proceeds of approximately $18.3 million (US$14.4 million), net of agent commissions, under an at-the-market equity program. The program was terminated on February 21, 2021.

•

In December 2020, we announced plans to make an initial corporate investment of up to $1.5 million in bitcoin, representing approximately 1.5% of Mogo’s total assets as of the end of 2020. To date we have acquired approximately 18 bitcoins at an average purchase price of $42,079 (US$33,083) per bitcoin. This initial financial investment builds on Mogo’s significant product development related investments in bitcoin over the last several years, including MogoCrypto & the bitcoin rewards program.

•

In December 2020, we announced the early conversion of our convertible debentures with an aggregate principal amount outstanding of $8.7 million as at December 31, 2020. The early conversion was completed on January 11, 2021 and has resulted in a strengthened balance sheet and reduced interest expense going forward.

•

In September 2020, the Company and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. The amendments include a reduction in the average coupon interest rate, from approximately 14% to approximately 7%, the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024, and the choice to settle principal and interest payments at the Company’s option either in cash or the Company’s shares. In connection with the amendment, the Company issued approximately 4.5 million common share purchase warrants to the debenture holders subsequent to the end of the quarter.

•

In Q2 2020, we reduced our cash operating expenses(1) by $5.4 million relative to Q4 2019, a decrease of over 50%, in connection with our cost saving initiatives announced in March 2020 (the "COVID-19 Response Plan"). During Q1 and Q2 2020 we reduced our total workforce by approximately 40% relative to the end of Q4 2019. Based on its business needs, Mogo subsequently facilitated a return to work for some of its employees that had been placed on temporary layoff.

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Management’s Discussion and Analysis

•

In February 2020, we sold the majority of our “MogoLiquid” loan portfolio to goeasy for gross consideration of $31.6 million (the “Liquid Sale”). In conjunction with the Liquid Sale, we repaid and extinguished the Credit Facility – Liquid, which had an outstanding balance of $29.3 million as at December 31, 2019.

•

In December 2019, we renegotiated our Credit Facility – Other, decreasing the interest rate by up to 400 basis points effective July 2, 2020, and extending the maturity to July 2, 2022 (the “Credit Facility Renewal”).

•

In January 2020, we extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly payments from $0.5M to $0.3M (the “Postmedia Extension”). We also issued additional 3.5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.54, which along with existing outstanding warrants held by Postmedia, were amended to an exercise price of $1.29 in June 2020 in exchange for Postmedia waiving certain amounts payable by Mogo through December 31, 2020.

•

In June 2019, Mogo Finance and the Company, formerly named Difference Capital Financial Inc. (“Difference”), completed a plan of arrangement (the “Business Combination”) which included the acquisition of cash and an investment portfolio which, before transaction related expenses, had a total fair value of $30.3 million as of the date of business combination. Details of this business combination are disclosed in Note 21 of the Company’s annual financial statements for the year ended December 31, 2020.

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

Financial Outlook

Based on the strong underlying profitability of our model along with the substantial growth opportunities we see across our core businesses, we expect to continue increasing our growth investments to drive accelerating member and revenue growth in 2021. Specifically we expect:

-	Continued increase in net Mogo member additions in 2021;
-	Accelerated growth in subscription and services revenue in 2021; and
-	Year-over-year growth of 80% to 100% in subscription and services revenue in Q4 2021 as compared to Q4 2020.

Q4 2020 Update on COVID-19 Impact

Daily Operations and Safety

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

In the first half of 2020, we implemented a COVID-19 Response Plan that included a number of measures to safeguard against the spread of the virus at our offices and maintain regular communications with suppliers, customers and business partners to monitor any potential risks to our ongoing operations.  Operationally, Mogo has shifted its employees to work remotely. Given the digital nature of our business, the customer experience has been wholly unchanged.

Cash Flow and Operating Expenses

In March 2020, in light of the uncertain economic environment, Mogo undertook a thorough review of all its expenses and implemented a plan to significantly reduce those expenses. Operating expense reduction initiatives resulted in a $5.4 million reduction in Q2 2020 cash operating expenses(1) relative to Q4 2019, and this reduced cost base continued in Q3 2020 with a focus on deferring growth investments in technology and development, and marketing. In Q4 2020 we returned to growth investments in platform and product development, and marketing which resulted in an increase of our operating expenses compared to Q3 2020.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

As we continue to focus on growing our member base and revenues, we expect a continued increase in operating expenses in the first of quarter of 2021. Given the ongoing, changing and uncertain situation regarding COVID-19, Mogo continues to monitor, evaluate, and adapt to developments as they unfold.

Summary of Reductions to Operating Expenses and Improvements to Cash Flow

The following table provides a reconciliation of cash operating expenses, a non-IFRS measure, to operating expenses, the nearest IFRS measure:

($000s,)
	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended December 31, 2019
Operating expenses	$9,540	$7,135	$7,638	$10,045	$10,689

Add: Capitalized cost of intangible assets	933	839	882	1,847	2,213
Less:
Depreciation and amortization	(1,614)	(2,288)	(2,287)	(2,225)	(2,042)
Stock based compensation	(313)	(384)	(460)	(214)	(177)
Non-Cash warrant expense	(108)	(291)	(516)	245	(68)
Cash operating expenses	8,438	5,011	5,257	9,698	10,615

•

In Q1 and Q2 2020, we saw reductions to headcount in some areas of the business, including natural attrition and both temporary and permanent layoffs. We also implemented temporary salary reductions including a 40% reduction for our CEO and President & CFO, 5-20% for most of our other salaried employees and reduced hours for the majority of other hourly based employees. At the beginning of Q3 2020, we were able to return a small number of employees on temporary layoff to their positions and return hourly employees to their full schedules. In Q4 2020, we continued to return employees to various positions and were able to return to regular salary levels for all impacted employees in Q4 2020.

•

The amendment of our non-convertible debentures in Q3 2020 significantly reduces our interest obligations, reducing our average coupon interest rate from approximately 14% to 7%, and further providing us with flexibility to settle interest and principal in either Mogo common shares or cash, at our option. Mogo paid $0.6 million cash interest in Q4 2020 in respect of these debentures (Q3 2020 - $nil; Q2 2020 - $nil; Q1 2020 - $1.5 million).

•	We worked with vendors to ensure continuity of service at reduced rates, securing significant one-time and ongoing savings of cash operating expenses.

•

Cash flow from operations remained positive in Q4 2020 despite a steady resumption of loan offers to new customers. Net loan originations were $5.3 million in Q4 2020, compared to $3.0 million in Q3 2020.

•

Cash provided by operating activities was $1.2 million in the three months ended December 31, 2020 compared to $0.0 million in the comparative prior year period, primarily due to lower cash operating expenses. Cash used in investing activities decreased to ($1.2) million from ($2.3) million in the comparative prior year period, due to a net reduction of investment in our digital platform.

($000s,)
	Three months ended December 31, 2020	Three months ended December 31, 2019
Cash provided by operating activities	$1,182	$15
Cash used in investing activities	(1,227)	(2,265)
Cash used in operating and investing activities	(45)	(2,250)

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Digital Lending and Customer Support

Mogo has been working closely with customers to support them through this changing environment and has launched a Job Loss Action Plan for members, including payment programs for affected loan customers. In addition, measures have been taken to limit additional credit exposure during this uncertain time. Specific actions and results include:

•

As of December 31, 2020, less than 0.5% of our customers are still on some form of loan relief, including reduced interest and deferred payments. The number of customers on relief options has reduced significantly in the second half of the year as compared to March and April 2020.

•	In Q4 2020, we experienced lower rates of customer default relative to historical levels, which is a continuation of this positive trend established in Q2 2020.

•

In March 2020, we temporarily paused new on-balance sheet loan originations, instead focusing on servicing our existing members and loan customers and directed a certain portion of the reduced loan demand to our lending partner. In late Q2 2020 we restarted on-balance sheet loan offers to new customers.

•

We continue to take a deliberate and measured approach to restarting new loan originations. Since Q2 2020, we introduced an enhanced employment and income verification framework to help identify higher risk loan applications. In the second half of 2020, we saw a return to moderate loan origination volume to new customers for the first time since March 2020, in addition to loan balance increases to existing customers in good standing, and loans to past customers who had previously paid in full.

•	In the second half of 2020, the volume of early loan repayments reverted closer to historical levels compared to the higher rate of early loan repayments from our customers observed in Q2 2020.

Revenue

In Q4 2020, we returned to revenue growth compared to Q3 2020, driven by a $0.3 million increase in subscription and services revenue resulting from increased transaction activity on MogoCard and MogoCrypto, partner lending, and increased uptake on premium account services, offsetting a $0.1 million decline in interest revenue. In previous quarters we experienced a decrease in revenues attributable to measures taken to managing our credit risk and reducing operating spend in response to the COVID-19 pandemic. Specifically, as described above, we had reduced loan originations compared to historical levels in order to limit credit exposure and significantly reduced marketing expenses, which resulted in a corresponding decrease in revenue in Q1 2020 to Q3 2020. Excluding the impact of the Liquid Sale in Q1 2020, our revenues declined by 13.4% in Q2 2020, and 7.4% in Q3 2020. We expect the positive revenue growth trend from Q4 2020 to continue into Q1 2021 as we continue to resume our growth investments.

($000s,)
	2020
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenue, previously stated	$10,002	$9,774	$10,559	$13,910
Less: Mogoliquid loan revenue	—	—	—	(1,724)
Core revenue	10,002	9,774	10,559	12,186
Quarter over quarter % change	2.3%	(7.4)%	(13.4)%	(1.3)%

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Management’s Discussion and Analysis

Risk Management and Critical Accounting Estimates

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations.  The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: core revenue(1) (2), adjusted EBITDA(1), adjusted cash net loss(1), and Mogo members. We evaluate our performance by comparing our actual results to prior year results. The tables below provide the summary of key performance indicators and their most comparable IFRS measures, for the applicable reported periods:

The tables below provide the summary of key performance indicators for the applicable reported periods:

($000s, except percentages and average revenue per member)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
IFRS Measures
Revenue	$44,245	$59,805	(26)%	$10,002	$15,018	(33)%
Net loss and comprehensive loss	(13,445)	(10,825)	24%	(2,849)	(6,188)	(54)%
Key Performance Indicators(1)
Core revenue(2)	42,521	47,178	(10)%	10,002	12,355	(19)%
Adjusted EBITDA	11,618	7,201	61%	1,052	2,295	(54)%
Adjusted cash net loss	(784)	(18,382)	(96)%	(1,583)	(4,576)	(65)%

			As at
	December 31, 2020	December 31, 2019	Percentage Change
Non-IFRS Non-Financial Measures(1)
Mogo Members (000s)	1,126	976	15%

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported as such in prior periods.

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Management’s Discussion and Analysis

Revenue

Revenue for the twelve months ended December 31, 2020 was $44.2 million compared to $59.8 million in the same period of 2019, a decrease of $15.6 million or 26%. For the three months ended December 31, 2020, total revenue was $10.0 million compared to $15.0 million in the same period of 2019, a decrease of $5.0 million or 33%.

The revenue decrease results primarily from the Liquid Sale in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019. In the twelve and three months ended December 31, 2020, our exit from these revenue streams contributed to $12.6 million and $2.7 million of the decline in total revenue respectively, as compared to the same periods last year. In the twelve and three months ended December 31, 2020, a lower average loan book size also contributed to a decrease in interest revenue and other loan related revenue streams, as Mogo purposely levered down its balance sheet in Q2 and Q3 of 2020 to minimize credit risk exposure in light of the COVID-19 pandemic. These decreases were offset by growth in certain subscription and services revenue streams, including partner lending, MogoCrypto, and MogoCard, which we expect to continue into 2021.

Net loss and comprehensive loss

Net loss and comprehensive loss was $13.1 million in the twelve months ended December 31, 2020, compared to $10.8 million in the twelve months ended December 31, 2019. Net loss and comprehensive loss in the comparative period was driven by a one-time $13.1 million gain on the acquisition of Difference. Excluding this one-time gain on acquisition, net loss and comprehensive loss in the comparable prior period was $23.9 million. The variance was driven by cost savings related to our COVID-19 response plan, reduced interest expense, and other one-time gains and losses.

Our COVID-19 response plan achieved a $10.3 million reduction in operating expenses as a result of our cost reduction initiatives, offset by decreased gross profit of $5.5 million due to levering down our balance sheet and the Liquid Sale. Net revaluation losses of $1.9 million in the investment portfolio relate to changes in economic conditions that are largely impacted by COVID-19. Interest expenses decreased by $6.7 million, due to the full repayment of the Credit Facility – Liquid in Q1 2020, and a negotiated reduction in interest rate on our Credit Facility – Other from 14.5% to 10.5% effective July 2, 2020. Additionally, we recorded $3.2 million other income related to the Canada Emergency Wage Subsidy (“CEWS”) in 2020, a $0.9 million one-time cost on the Liquid Sale in Q1 2020, and a $1.0 million one-time cost on the early conversion of convertible debentures.

Net loss and comprehensive loss was $2.8 million in the three months ended December 31, 2020, compared to $6.2 million in the three months ended December 31, 2019. The improvement of $3.4 million in the current quarter is primarily driven by a $1.1 million reduction in operating expenses as a result of our previously announced cost reduction initiatives, a $3.0 million decrease in interest expense, 0.5 million related to CEWS partially offset by $1.0 million one-time cost on the early conversion of convertible debentures for the reasons described above, and $1.5 million lower gross profit due to a loan portfolio base in the current period relative to 2019.

Core revenue(1) (2)

In the twelve months ended December 31, 2020, core revenue was $42.5 million compared to $47.2 million in the comparative period last year, a decreased of $4.7 million or 10%. This decrease was driven by a lower average loan book size and thus lower loan related revenues, as Mogo intentionally levered down its balance sheet during Q2 and Q3 2020 to mitigate against credit risk during the COVID-19 pandemic. Management is encouraged with the results to date of our measured approach to managing the loan portfolio, as we experienced lower rates of customer default in 2020 relative to historical levels despite the challenges of COVID-19, and saw an improvement in the aging of the loan portfolio during the year. These decreases in loan related revenue were offset by growth in subscription and services revenue related to partner lending, MogoCrypto and MogoCard which increased compared to the same period last year.

Core revenue was $10.0 million for the three months ended December 31, 2020, representing a 19% decrease compared to $12.4 million in the same period last year. This decrease was driven for the same reasons discussed above.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

In the twelve months ended December 31, 2021, adjusted EBITDA was $11.6 million, a 61% increase compared to $7.2 million in the same period last year. The improvement is driven primarily by a $10.0 million reduction in cash operating expenses, offset by a $5.5 million decrease in gross profit. The reduction in cash operating expenses is primarily attributable to the significant cost reduction initiatives implemented since March 2020. The decrease in gross profit results from lower revenue in the current period, largely offset by lower loan loss provision expense due to continued strong credit performance in the loan book despite the challenges of the COVID-19 pandemic. Although some of our cost reductions are temporary in nature, we expect that certain initiatives will result in permanent savings and efficiencies, which will provide us with an overall lower fixed cost base and improved operating leverage going forward.

Adjusted EBITDA was $1.1 million for the three months ended December 31, 2020, a 54% decrease compared to $2.3 million in the same period last year. The decrease is primarily related to a decrease in loan related revenues from the sale of Liquid and reduction in our loan book size in 2020, for which associated credit facility interest expense savings are not reflected in adjusted EBITDA.

Adjusted cash net loss(1)

In the twelve months ended December 31, 2020, adjusted cash net loss was $0.8 million compared to $18.4 million in the same period last year. The $17.6 million improvement in adjusted cash net loss is driven primarily by the $10.0 million reduction in operating expenses. In addition, cash technology and development expenses capitalized to the balance sheet were reduced by $3.9 million compared to the same period last year due to reductions in headcount. Further, there was a $4.5 million reduction in cash debenture interest paid in 2020, as Mogo and its debenture holders approved certain amendments to the terms of the debentures in the quarter. There was also a $4.7 million reduction of cash credit facility interest expense in 2020 compared to the same period last year, resulting from the paydown of the Credit Facility – Liquid in Q1 2020 and a reduction in interest rate on the Credit Facility – Other effective Q3 2020. The improvement in adjusted cash net loss was offset partially by a $5.5 million decrease in gross profit in 2020 compared to the previous year.

Adjusted cash net loss was $1.6 million for the three months ended December 31, 2020, compared to $4.6 million in the three months ended December 31, 2019, with the improvement primarily due to the variances described above.

Mogo members

Our total member base grew to 1,126,000 members as at December 31, 2020, from 976,000 members as at December 31, 2019, representing an increase of approximately 15% or 150,000 net members. Net members increased by 52,000 in Q4 2020 relative to Q3 2020 representing a 51% increase compared to the previous quarter. The continuous increase in our member base, despite temporarily reducing marketing spend for the majority of the year, reflects increased brand awareness through our marketing collaboration agreement with Postmedia and the continuing adoption of the Company’s new and existing products, including MogoCrypto and MogoCard.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the twelve and three months ended December 31, 2020 and 2019:

($000s, except per share amounts)
	Years ended December 31		Three months ended December 31
	2020	2019	2020	2019
Total revenue	$44,245	$59,805	$10,002	$15,018
Cost of revenue	8,748	18,787	1,589	5,121
Gross profit	35,497	41,018	8,413	9,897
Technology and development	12,989	14,989	2,713	2,658
Marketing	4,831	9,412	2,189	2,984
Customer service and operations	6,185	8,787	1,856	2,432
General and administration	10,353	11,484	2,782	2,615
Total operating expenses	34,358	44,672	9,540	10,689
Income (loss) from operations	1,139	(3,654)	(1,127)	(792)
Credit facility interest expense	6,194	11,316	1,009	3,022
Debenture and other financing expense	6,170	7,710	1,183	2,157
Accretion related to debentures and convertible debentures	963	761	402	200
Gain on acquisition, net of transaction costs	0	(13,141)	—	—
Revaluation (gains) and losses	2,426	(18)	(1,642)	(219)
Other non-operating (income) expenses	(1,169)	543	770	236
Net loss and comprehensive loss	(13,445)	(10,825)	(2,849)	(6,188)
Adjusted EBITDA(1)	11,618	7,201	1,052	2,295
Adjusted cash net loss	(784)	(18,382)	(1,583)	(4,576)
Net loss per share (Basic and fully diluted)	(0.47)	(0.42)	(0.09)	(0.24)

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the twelve and three months ended December 31, 2020 and 2019:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
Subscription and services revenue	$19,114	$25,311	(24)%	$4,561	$6,105	(25)%
Interest revenue	25,131	34,494	(27)%	5,441	8,913	(39)%
Total revenue	44,245	59,805	(26)%	10,002	15,018	(33)%

Subscription and services revenue – represents MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fees, revenue from our bitcoin mining operations (in comparative period only) and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Total revenue for the twelve months ended December 31, 2020 was $44.2 million compared to $59.8 million in the same period of 2019, a decrease of $15.6 million or 26%. For the three months ended December 31, 2020 total revenue was $10.0 million compared to $15.0 million in the same period of 2019, a decrease of $5.0 million or 33%.

The revenue decreases result primarily from the previously announced Liquid Sale in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019. In the twelve and three months ended December 31, 2020, our exit from these revenue streams contributed to $12.6 million and $2.7 million of the decline in total revenue respectively, as compared to the same periods last year. A lower average loan book size during the reporting periods also contributed to revenue decrease, as Mogo purposely levered down its balance sheet to minimize credit risk exposure in light of the COVID-19 pandemic. The decrease in total revenue was partially offset by higher partner lending and MogoCrypto revenues in the same periods. We are gradually resuming new loan originations in a cautious manner in order to manage our credit risk.

Subscription and services revenue for the twelve months ended December 31, 2020 was $19.1 million compared to $25.3 million in the same period of 2020, a decrease of $6.2 million or 24%. For the three months ended December 31, 2020 subscription and services revenue was $4.6 million compared to $6.6 million in the same period of 2019, a decrease of $2.0 million or 25%. The decrease in subscription and services revenue is primarily due to our strategic exit from bitcoin mining during Q3 2019 and to a loss of subscription and services related revenue associated with the Liquid Sale in February 2020, partially offset by higher partner lending and MogoCrypto revenues in the same periods.

Interest revenue for the twelve months ended December 31, 2020 was $25.1 million compared to $34.5 million in the same period of 2019, a decrease of $9.4 million or 27%. For the three months ended December 31, 2020 interest revenue was $5.4 million compared to $8.9 million in the same period of 2019, a decrease of $3.5 million or 39%. The decrease in interest revenue is primarily attributable to the Liquid Sale during Q1 2020.

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Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the twelve and three months ended December 31, 2020 and 2019:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
Provision for loan losses, net of recoveries	$8,334	$18,162	(54)%	$1,441	$4,951	(71)%
Transaction costs(1)	414	625	(34)%	148	170	(13)%
Cost of revenue	8,748	18,787	(53)%	1,589	5,121	(69)%
As a percentage of total revenue	20%	31%		16%	34%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Cost of revenue for the twelve months ended December 31, 2020 was $8.7 million compared to $18.8 million in the same period of 2019, a decrease of $10.1 million or 53%. For the three months ended December 31, 2020, cost of revenue was $1.6 million compared to $5.1 million in the same period of 2019, a decrease of $3.5 million or 69%. The decrease in cost of revenue is primarily related to a lower provision for loan losses as Mogo experienced lower than historical average defaults and above average principal repayments despite the economic challenges presented by the COVID-19 pandemic.

We believe we are adequately provisioned to absorb any potential future material shocks to the loan book as a result of any further deterioration in COVID-19 conditions. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. As a result of uncertain economic conditions arising from the COVID-19 pandemic, we have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs. Transaction cost for the twelve months ended December 31, 2020 was $0.4 million compared to $0.6 million in the same period of 2019, a decrease of $0.2 million or 34%. For the three months ended December 31, 2020 transaction cost was $0.1 million compared to $0.2 million in the same period of 2019, a decrease of $0.02 million or 13%. The decrease in transaction costs is primarily due to reductions in loan origination activity during the current periods, as part of our measured approach to managing our loan book to mitigate against credit risk during the COVID-19 pandemic, and discounts received from our suppliers.

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Management’s Discussion and Analysis

Technology and Development Expenses

The following table provides the technology and development expenses for the twelve and three months ended December 31, 2020 and 2019:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
Technology and development expenses	$12,989	$14,989	(13)%	$2,713	$2,658	2%
As a percentage of total revenue	29%	25%		27%	18%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, amortization of capitalized software costs related to our technology platform, and for the comparative period only, hosting costs relating to servers and bitcoin mining equipment.

Technology and development expenses for the twelve months ended December 31, 2020 was $13.0 million compared to $15.0 million in the same period of 2019, a decrease of $2.0 million or 13%. For the three months ended December 31, 2020 and 2019, technology and development expenses were $2.7 million a marginal increase of 2%. Technology and development expenses as a percentage of total revenue increased from 25% to 29% for the twelve months ended December 31, 2020 and increased from 18% to 27% for the three months ended December 31, 2020, compared to the same periods last year.

The decrease for the twelve months ended December 31, 2020 is primarily due to exiting Bitcoin mining in the third quarter of 2019 and reductions in employee headcount as per our COVID-19 Response Plan announced in late March 2020 to reduce cash expenses. The increase for the three months ended December 31, 2020, is primarily due to an increase in amortization related to capitalized projects and increase in personnel cost, as we invest in our platform and product development beginning from the latter part of Q4 2020.

The capitalization of technology and development expenses for the twelve months ended December 31, 2020 was $4.5 million compared to $8.4 million in the same period of 2019, a decrease of $3.9 million or 46%. For the three months ended December 31, 2020, capitalization of technology and development expense was $0.9 million compared to $2.2 million in the same period of 2019, a decrease of $1.3 million or 59%. The variance is primarily related to the decrease in average employee headcount during the year as discussed above.

Marketing Expenses

The following table provides the marketing expenses for the twelve and three months ended December 31, 2020 and 2019:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
Marketing expenses	$4,831	$9,412	(49)%	$2,189	$2,984	(27)%
As a percentage of total revenue	11%	16%		22%	20%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses for the twelve months ended December 31, 2020 was $4.8 million compared to $9.4 million in the same period of 2019, a decrease of $4.6 million or 49%. For the three months ended December 31, 2020, marketing expenses was $2.2 million compared to $3.0 million in the same period of 2019, an increase of $0.8 million or 27%. Marketing expenses as

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Management’s Discussion and Analysis

a percentage of total revenue decreased from 16% to 11% for the twelve months ended December 31, 2020 and increased from 20% to 22% for the three months ended December 31, 2020, compared to the same periods last year.

The decrease for the twelve months ended December 31, 2020 is primarily due to reduced paid search advertising costs because of a more moderate level of new loan originations. Further, there was a reduction in Postmedia related costs after we entered into an agreement to reduce fixed quarterly cash payments in connection with the extension of the agreement to January 2023, and additionally by our temporary suspension of new loan originations in early Q2 2020, offset by an increase in non-cash warrant expenses. The decrease for the three-month period ended December 31, 2020 was driven by the above factors, offset by increased marketing spend as we invest in growth during the quarter.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses (“CS&O”) for the twelve and three months ended December 31, 2020 and 2019:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
Customer Service and Operations expenses	$6,185	$8,787	(30)%	$1,856	$2,432	(24)%
As a percentage of total revenue	14%	15%		19%	16%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses for the twelve months ended December 31, 2020 was $6.2 million compared to $8.8 million in the same period of 2019, a decrease of $2.6 million or 30%. For the three months ended December 31, 2020, CS&O expenses was $1.9 million compared to $2.4 million in the same period of 2019, a decrease of $0.5 million or 24%. CS&O expenses as a percentage of total revenue decreased from 15% to 14% for the twelve months ended December 31, 2020 and increased from 16% to 19% for the three months ended December 31, 2020, compared to the same periods last year.

The decrease in CS&O expense is primarily due to a decrease in personnel costs and lower credit scoring expenses as a result of our lower level of new loan origination activity in the twelve and three months ended December 31, 2020.

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the twelve and three months ended December 31, 2020 and 2019:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
General and administration expenses	$10,353	$11,484	(10)%	$2,782	$2,615	6%
As a percentage of total revenue	23%	19%		28%	17%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses for the twelve months ended December 31, 2020 was $10.4 million compared to $11.5 million in the same period of 2019, a decrease of $1.1 million or 10%. For the three months ended December 31, 2020, G&A expenses was $2.8 million compared to $2.6 million in the same period of 2019, an increase of $0.2 million or 6%. G&A expenses as a percentage

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Management’s Discussion and Analysis

of total revenue increased from 19% to 23% for the twelve months ended December 31, 2020 and increased from 17% to 28% for the three months ended December 31, 2020, compared to the same periods last year.

The decrease for the twelve months period ended December 31, 2020 is primarily due to reductions in headcount and temporary reductions in salaries of our employees, along with reductions in discretionary expenditures. The marginal increase for the three-month period ended December 31, 2020 was primarily due to higher personnel cost.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the twelve and three months ended December 31, 2020 and 2019:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
Credit facility interest expense – Other	5,285	6,984	(24)%	1,009	1,831	(45)%
Credit facility interest expense – Liquid	$909	$4,332	(79)%	$—	$1,190	(100)%
Total credit facility interest expense	6,194	11,316	(45)%	1,009	3,021	(67)%
As a percentage of total revenue	14%	19%		10%	20%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Other, and prior to the Liquid Sale in Q1 2020 our Credit Facility – Liquid which has now been repaid in full. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expenses for the twelve months ended December 31, 2020 was $6.2 million compared to $11.3 million in the same period of 2019, a decrease of $5.1 million or 45%. For the three months ended December 31, 2020, credit facility interest expense was $1.0 million compared to $3.0 million in the same period of 2019, a decrease of $2.0 million or 67%. Credit facility interest expenses as a percentage of total revenue decreased from 19% to 14% for the twelve months ended December 31, 2020 and decreased from 20% to 10% for the three months ended December 31, 2020, compared to the same periods last year.

Decreases in credit facility interest expense were driven by the extinguishment of the Credit Facility – Liquid during Q1 2020, a reduction in the interest rate on the Credit Facility – Other to 10.5% from 14.5% effective July 2, 2020, and repayments of the Credit Facility - Other resulting in lower related interest payments.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the twelve and three months ended December 31, 2020 and 2019:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2020	2019	Change	2020	2019	Change
Debenture and other financing expense	$6,170	$7,710	(20)%	$1,183	$2,157	(45)%
Accretion related to debentures and convertible debentures	963	761	27%	402	200	101%
Gain on acquisition, net of transaction costs	—	(13,141)	n/a	—	108	(100)%
Revaluation (gains) and losses	2,426	(18)	n/a	(1,642)	(219)	n/a
Other non-operating (income) expenses	(1,169)	543	n/a	770	128	n/a
Total other expense (income)	8,390	(4,145)	n/a	713	2,374	(70)%
As a percentage of total revenue	19%	(7)%		7%	16%

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Management’s Discussion and Analysis

Total other expense (income) for the twelve months ended December 31, 2020 was $8.4 million expense compared to ($4.1) million income in the same period of 2019, an increase of $12.5 million. For the three months ended December 31, 2020, total other expense (income) was $0.7 million expense compared to $2.4 million expense in the same period of 2019, a decrease of $1.7 million or 70%. Total other expense (income) as a percentage of total revenue increased from (7%) to 19% for the twelve months ended December 31, 2020 and decreased from 16% to 7% for the three months ended December 31, 2020, compared to the same periods last year.

Change in total other expense (income) was primarily attributable to the gain on acquisition resulting from the Business Combination with Difference during Q2 2019, offset by unrealized losses on our investment portfolio recognized within revaluation gains and losses, net, in 2020. Additionally, the impact of the gain on Liquid Sale net of credit facility prepayment expenses during Q1 2020 and government grant received related to the CEWS during the year, contributed to the variance.

Debenture and other financing expense consist of interest expense related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased by 20% and 53% for the twelve and three months ended December 31, 2020, respectively. The decrease is primarily related to the amendments made to the terms of the debentures, effective July 1, 2020 resulting in the reduction in the average coupon interest rate, from approximately 14% to approximately 7%.

Accretion related to debentures and non-convertible debentures increased by 27% and 492% for the twelve and three months ended December 31, 2020, respectively. The increase is due to debenture related accretion after amendment in debenture indenture on September 30, 2020.

Revaluation (gains) and losses, net, for the twelve months ended December 31, 2020 and 2019 are primarily due to $1.9 million of net unrealized losses and $0.1 million gain booked on our investment portfolio, respectively, related to the fair market value adjustment of certain companies within the portfolio. In the twelve months ended December 31, 2020, this was partially offset by a $0.3 million gain on other receivables. The COVID-19 pandemic and related public health restrictions and shutdowns of non-essential businesses have caused severe disruption in the Canadian and global economies and have adversely impacted the valuation of many public companies that are comparable to companies within our investment portfolio. As a result, we have written down the fair value of these companies to reflect the general economic conditions and the impact of COVID-19.

For the twelve months and three months ended December 31, 2020, we accrued ($3.2) million and ($0.5) respectively related to the CEWS in other non-operating (income) expenses, and recognized a ($0.8) million gain on the amendment of our non-convertible debentures. Other non-operating (income) expenses also includes one-time non-cash expense of $0.9 million related to convertible debenture early conversion, net expense of $0.9 million resulting from prepayment expense on the Credit Facility – Liquid offset by the gain on sale of Liquid, and $0.9 million of restructuring and other expenses.

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Management’s Discussion and Analysis

Summary of Annual Results

The following table sets forth a summary of selected financial data derived from our financial statements for each of the three most recently completed financial years:

($000s, except percentages and per share amounts)
	Years Ended December 31,
	2020	2019	2018	% change 2020 vs 2019	% change 2019 vs 2018
Financial Statement Highlights
Total revenue	$44,245	$59,805	$56,550	(26)%	6%
Net loss and comprehensive loss	(13,445)	(10,825)	(22,022)	24%	(51)%
Net loss per common share	(0.47)	(0.42)	(0.97)	10%	(56)%
(Basic and fully diluted)
Total assets	104,468	151,098	132,234	(31)%	14%
Total liabilities	99,232	149,346	140,928	(34)%	6%
Non-IFRS Financial Measures(1)
Core revenue(1)(2)	42,521	47,178	35,500	(10)%	33%
Adjusted EBITDA	11,618	7,201	4,154	61%	73%

The increase in the Company’s total revenue from 2018 to 2019 is attributable to a broadening portfolio of products and solutions other than loan products, and a growing loan book coupled with a strategic shift in the Company’s product focus from short term to long term loan products. The decrease in revenue from 2019 to 2020 is primarily related to previously announced Liquid Sale in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019. A lower average loan book size during 2020 also contributed to the revenue decrease, as Mogo purposely levered down its balance sheet to minimize credit risk exposure in light of the COVID-19 pandemic.

Excluding the impact of one-time gain of $13.1 million on the Business Combination in Q2 2019, the increases in net loss and comprehensive loss are attributable to increases in non-cash provision for loan losses and depreciation and amortization expenses from 2018 to 2019. Improvement in net loss and comprehensive loss during 2020 was driven primarily by cash flow savings on operating expense and interest expense as a result of our cost reduction initiatives, partially offset by lower revenues. Changes in the Company’s total assets and total liabilities during the previous three years are primarily driven by the Liquid Sale, the reduction in fair value of investment portfolio as a result of COVID-19, and the extinguishment of the Credit Facility – Liquid and paydowns on the Credit Facility – Other.

The Company has observed an increase in the Company’s core revenue(1)(2) from 2018 to 2019, driven primarily by growth in subscription and services revenue. The decrease in core revenue from 2019 to 2020 is primarily due to the Company pausing loan originations during Q2 and Q3 of 2020.

This is the Company’s fifth consecutive year of positive and growing adjusted EBITDA(1), driven by increases in revenue, partially offset by increased discretionary expenditure in technology, development, and marketing, as we made a conscious decision to ramp up investment in new product initiatives, platform development, and brand awareness over the three-year period, apart from last three quarters of 2020, where the Company focused on cost reduction initiatives due to COVID-19.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2020				2019
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Income Statement Highlights
Total revenue(3)	$10,002	$9,774	$10,559	$13,910	$15,018	$15,029	$14,867	$14,891
Net income (loss) and comprehensive income (loss)	(2,849)	1,019	(1,550)	(10,065)	(6,188)	(6,033)	6,401	(5,005)
Net income (loss) per common share (basic and fully diluted)	(0.09)	0.04	(0.06)	0.36	(0.24)	(0.22)	0.27	(0.21)
Non-IFRS Financial Measures(1)
Core revenue(2)(3)	10,002	9,774	10,559	12,186	12,355	12,190	11,287	11,345
Adjusted EBITDA	1,052	4,825	5,197	544	2,295	1,081	1,587	2,238

Key Quarterly Trends

Total revenue increased in Q4 2020 compared to Q3 2020 as we resumed marketing and loan originations. Total revenue growth was driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account subscription offerings. Year over year total revenues primarily reflect an expected decrease in loan origination volumes and bitcoin mining revenues due to the sale of our liquid loan portfolio in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019.

In Q4 2020, net income (loss) and comprehensive income (loss) is relatively better than 2019 and first quarter of 2020 as we made significant reduction in our operating cost post COVID-19, whereas increase in net loss during Q4 2020 compared to previous two quarter is primarily due to a conscious decision to ramp up our investment in new product initiatives, platform development, and brand awareness. In Q1 2020 and prior, fluctuations in net income (loss) and comprehensive income (loss) were driven by changes in non-cash related items such as the gain on acquisition in Q2 2019, and the initial Q1 2020 COVID-19 related charges to loan loss provision and unrealized loss on investments.

Core revenue increased consistently quarter over quarter from Q1 2019 to the end of 2019, driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account subscription offerings, and started to decline from Q1 2020 up until Q3 2020 for the same reasons discussed above.

Adjusted EBITDA generally fluctuated within the same range from Q1 2019 to the end of 2019, and the decline in Q1 2020 was primarily attributable to the initial upfront COVID-19 allowance recorded to loan loss provision expense in that quarter, based on our estimate of future losses that would result from worsening economic conditions associated with COVID-19. During the last two quarters, the improvement in Adjusted EBITDA is driven primarily by a dedicated plan implemented in late March 2020 to significantly reduce operating expenses, and strong loan book performance despite the COVID-19 pandemic, whereas for Q4 2020, adjusted EBITDA returned to pre-pandemic levels for the reasons described above.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2020 and 2019:

($000s)		As at
	December 31, 2020	December 31, 2019
Cash	$12,119	$10,417
Loans receivable, net	47,227	88,655
Investment portfolio	18,445	20,790
Total assets	104,468	151,098
Total liabilities	99,232	149,346

Total assets decreased by $46.3 million during the twelve months ended December 31, 2020, driven primarily by the Liquid Sale and the reduction in fair value of investment portfolio as a result of COVID-19.

Total liabilities decreased by $50.1 million during the twelve months ended December 31, 2020, driven primarily by the extinguishment of the Credit Facility – Liquid and paydowns on the Credit Facility – Other.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2020 and 2019:

($000s)		As at
	December 31, 2020	December 31, 2019
Gross loans receivable	$56,113	$104,675
Allowance for loan losses	(8,886)	(16,020)
Net loans receivable	47,227	88,655

The gross loans receivable portfolio was $56.1 million as at December 31, 2020, a decrease of $48.6 million or 46% compared to the balance as at December 31, 2019, the decrease being primarily attributable to the Liquid Sale in February 2020 and principal repayments on our line of credit loan products. The Liquid Sale in Q1 2020 resulted in the derecognition of $32.0 million gross loans receivable and $2.1 million of corresponding allowance.

($000s)
	Year ended December 31, 2020	Year ended December 31, 2019
Allowance for loan losses, beginning of year	$16,020	$15,409
Derecognition of allowance associated with loan sale	(2,131)	—
Provision for loan losses	9,451	19,899
Loans charged-off	(14,454)	(19,288)
Allowance for loan losses, end of year	8,886	16,020

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 5 of the consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the condensed consolidated statement of operations and comprehensive loss.

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Management’s Discussion and Analysis

The allowance for loan losses was $8.9 million as at December 31, 2020, a decrease of $7.1 million compared to December 31, 2019. During Q1 2020, the Liquid Sale resulted in a $2.1 million derecognition of corresponding allowance, offset by a $1.2 million incremental allowance booked in respect of potential future losses arising from COVID-19 as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance.

Additionally, the allowance for loan losses decreased during the twelve and three months ended December 31, 2020, due to lower than historical default rates resulting in the release of previously booked allowance. The allowance for loan losses as a percentage of gross loans receivable decreased continuously over the last four quarters from 21.6% in Q1 2020 to 15.8% in Q4 2020, indicating an improved outlook for expected future credit losses relative to the prior quarter. We believe that as at December 31, 2020, the COVID-19 related allowance, is adequate to absorb any material shocks to the loan book as a result of COVID-19 conditions. It should be noted that this upfront COVID-19 related allowance has already been reflected in our provision for loan losses through the end of Q4 2020 in the consolidated statements of operations and comprehensive loss. Refer to the “Cost of revenue” section above for further discussion of the impact of COVID-19 on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the twelve and three months ended December 31, 2020 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2020 totaled $0.4 million (December 31, 2019 – $0.3 million). The debentures bear annual coupon interest of 8.0% (December 31, 2019 – 10.0% to 18.0%) with interest expense for twelve and three months ended December 31, 2020 totaling $0.04 million and $0.01 million, respectively (twelve and three months ended December 31, 2019 - $0.3 million and $0.1 million respectively). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In relation to the amendment to the terms of debentures on September 30, 2020, 35,831 warrants were issued to related parties with a fair value of $0.03 million.

On June 28, 2019, the Company sold its minority interest in Wekerloo Development Inc., which is majority-owned by one of the Company’s directors, to an arms’ length buyer for proceeds of $2.1 million, equivalent to its initial cost recognized on the balance sheet, resulting in no gain or loss on disposition.

Off‑Balance Sheet Arrangements

We have no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

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Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The Business Combination with Difference in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio valued at $18.7 million as at December 31, 2020 which the Company is actively seeking to monetize. In the first quarter of 2020, the Company completed the Liquid Sale: being the sale of a majority of its MogoLiquid loan portfolio for total gross consideration of $31.6 million, using the proceeds to extinguish its Credit Facility - Liquid. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget.  To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and may consider the issuance of shares in satisfaction of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility – Other which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility – Other, being July 2, 2022.

On December 31, 2019, we amended our Credit Facility – Other. The amendments lowered the effective interest rate as of July 2, 2020 and extended the maturity date of the facility by two years from July 2, 2020 to July 2, 2022. The amendments also increased the available loan capital from $50 million to $60 million, though this was reduced back down to $50 million on a subsequent amendment effective June 29, 2020.

On September 29, 2020, Mogo and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. Among other things, these amendments reduce the interest rate of the debentures, and allow for the settlement of interest and principal in either cash or Mogo common shares, at our option.

On December 31, 2020, the Company established an at-the-market equity program to raise funds for operational expenditures, to maintain the Company’s working capital balances, and for general corporate purposes. The Company sold 1,524,759 common shares on the NASDAQ and received cash proceeds of approximately $18.3 million (US$14.4 million), net of agent commission. The program was terminated on February 21, 2021.

On February 24, 2021, the Company issued to certain individual investors an aggregate of 5,346,536 common shares at a purchase price of US$10.10 per common share and received cash proceeds of approximately $63.3 million (US$49.7 million), net of agent commission. In a concurrent private placement, Mogo completed the issuance to the investors of unregistered warrants to purchase up to an aggregate of 2,673,268 common shares at an exercise price of US$11.00 at any time prior to the date which is three and a half years following the data of issuance. A portion of the net proceeds from the Offering will be used to fund the cash component of the previously announced investment in Coinsquare Ltd., with the remaining net proceeds to be used for general corporate and working capital purposes.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the twelve and three months ended December 31, 2020 and 2019:

($000s)
	Years ended December 31		Three months ended December 31
	2020	2019	2020	2019
Cash provided by operating activities before investment in gross loans receivable(1)	$10,153	$6,997	$3,578	$2,185
Proceeds from sale of loan book	$31,572	—	—	—
Cash provided by (invested in) loans receivable	2,080	(22,207)	(2,396)	(2,170)
Cash provided by (used in) operating activities	43,805	(15,210)	1,182	15
Cash used in investing activities	(4,819)	(9,085)	(1,227)	(2,265)
Cash provided by (used in) financing activities	(37,284)	14,273	2,309	(978)
Net increase (decrease) in cash for the period	1,702	(10,022)	2,264	(3,228)

Net cash increase (decrease) in the twelve months ended December 31, 2020 was $1.7 million inflow compared to $(10.0) million outflow in 2019. Excluding the one-time $12.3 million financing cash inflows in 2019 related to the acquisition of Difference, there was a $24.0 million reduction in cash use in 2020, primarily due to the Company slowing down loan originations during Q2 2020 and Q3 2020, resulting in less cash invested in loan receivable. The proceeds from the Liquid Sale were used primarily to pay down the Credit Facility - Liquid in February 2020.

Net cash increase (decrease) for the three months ended December 31, 2020 was $2.3 million of inflow, driven by $1.2 million generated from operating activities and $2.3 million cash received from issuance of common shares, off set with an investment of ($1.2) million in investing activities. In contrast, the ($3.2) million outflow in Q3 2019 was driven by ($2.3) million outflow used in investing activities and ($1.0) million cash outflows related to net borrowings on our credit facilities.in the three months ended December 31, 2019.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivable was $10.2 million in the twelve months ended December 31, 2020, which was an increase from $7.0 million in the same period last year. This improvement was driven primarily by cash flow savings on operating expense and interest expense as a result of our cost reduction initiatives, partially offset by lower revenues.

Cash provided by (invested in) loans receivable was $2.1 million in the twelve months ended December 31, 2020, compared to ($22.2) million in the same period last year. This was the result of management reducing net loan originations relative to the same period last year in light of the COVID-19 pandemic and sale of Liquid loan book in February 2020.

In the twelve months ended December 31, 2020, cash provided by (used in) operating activities was $43.8 million inflow, an increase of $59.0 million compared to ($15.2) million outflow in 2019, due to the reasons above along with $31.6 million of proceeds from the liquid Sale in February 2020.

In the three months ended December 31, 2020, cash provided by (used in) operating activities was $1.2 million inflow, an increase of $1.2 million compared to $0.02 million inflow in 2019, driven primarily by cash flow savings on operating expense and interest expense as a result of our cost reduction initiatives, partially offset by lower revenues.

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Management’s Discussion and Analysis

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, and the purchases of property, equipment and software. Capitalization of software development costs and purchases of property, equipment and software may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the twelve months ended December 31, 2020, cash used in the purchase of equipment and investment in software was $4.8 million, a decrease of $4.3 million compared to $9.1 million in the same period in 2019. This is primarily due to a reduction in employee headcount in 2020 which has reduced overall cash personnel expenses, including capitalizable personnel costs.

For the three months ended December 31, 2020, cash used in the purchase of equipment and investment in software was $1.2 million, a decrease of $1.0 million compared to $2.3 million in the same period in 2019, for the same reasons as described above.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash (used in) provided by financing activities in the twelve months ended December 31, 2020 was ($37.3) million, driven by repayments on our long-term credit facilities, including the early paydown of the Credit Facility – Liquid in connection with the Liquid Sale in Q1 2020. Comparatively for the same period last year, cash (used in) provided by financing activities was $14.3 million, driven by cash inflows related to the acquisition of Difference Capital and net advances from debentures.

Cash (used in) provided by financing activities in the three months ended December 31, 2020 was $2.3 million, driven primarily by issue of common shares in lieu of warrants and stock options. In contrast, cash (used in) provided by financing activities in the comparative prior year period was $(1.0) million, driven primarily by ($1.0) million of cash outflows related to net borrowings on our credit facilities.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at December 31, 2020. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)	2021	2022	2023	2024	2025	Thereafter
Commitments - operational
Lease payments	1,396	1,308	1,297	1,206	1,240	2,727
Trade payables	3,722	—	—	—	—	—
Accrued wages and other expenses	4,475	—	—	—	—	—
Interest – Credit Facilities	3,953	1,976	—	—	—	—
Interest – Debentures	2,920	2,790	1,753	328	—	—
Purchase obligations	1,052	1,052	—	—	—	—
	17,518	7,126	3,050	1,534	1,240	2,727
Commitments – principal repayments
Credit Facility – Other	—	37,644	—	—	—	—
Debentures	2,054	2,183	19,971	19,234	—	—
	2,054	39,827	19,971	19,234	—	—
Commitments – extinguished subsequent to year end
Convertible debentures (1)	8,751				—	—
	8,751	—	—	—	—	—
Total contractual obligations	28,323	46,953	23,021	20,768	1,240	2,727

(1)	Subsequent to year end the Company converted all the outstanding convertible debenture into common shares of the Company, and there are no further interest payments related to convertible debentures.

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of March 23, 2021, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at March 23, 2021
Common shares	55,587
Stock options	4,932
Restricted share units	79
Common share purchase warrants	5,216

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk, the Company’s significant risk and related policies are described further in the notes to the Company’s consolidated financial statements for the twelve months ended December 31, 2020.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the twelve months ended December 31, 2020 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Core revenue(1), adjusted EBITDA, adjusted cash net loss and cash operating expenses are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

(1)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.

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Management’s Discussion and Analysis

Core revenue(1)(2)

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from our bitcoin mining operations and revenue related to MogoLiquid loans. Core revenue is a measure used by our management and the Board to understand and evaluate trends within our core business given that we exited our bitcoin mining operations in the third quarter of 2019 and sold our MogoLiquid loan portfolio in the first quarter of 2020. Thus, we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2020	2019	2020	2019
Total revenue	$44,245	$59,805	$10,002	$15,018
Less: Mining revenue	—	(1,662)	—	—
Less: MogoLiquid loan revenue	(1,724)	(10,965)	—	(2,663)
Core revenue	42,521	47,178	10,002	12,355

The Company has adjusted its prior period comparatives to conform with the new definition of core revenue.

($000s,)
	2020				2019
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Core revenue, previously stated	$10,002	$9,774	$10,559	$13,910	$15,018	$16,585	$16,378	$16,351
Presentation recast(1)	—	—	—	—	—	(1,557)	(1,511)	(1,460)
Less: Mining revenue	—	—	—	—	—	—	(814)	(848)
Less: MogoLiquid loan revenue	—	—	—	(1,724)	(2,663)	(2,838)	(2,766)	(2,698)
Core revenue	10,002	9,774	10,559	12,186	12,355	12,190	11,287	11,345

(1)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding depreciation and amortization, stock based compensation, non-cash warrant expense, one-time provision for excise tax, credit facility interest expense, debenture and other financing expense and related accretion, gain on acquisition, revaluation (gains) and losses and other non-operating (income) expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. The following table presents a reconciliation of adjusted EBITDA to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2020	2019	2020	2019
Net loss and comprehensive loss	$(13,445)	$(10,825)	$(2,849)	$(6,188)
Depreciation and amortization	8,414	8,049	1,614	2,042
Stock‑based compensation	1,371	1,732	313	176
Non-cash warrant expense	670	274	108	69
One-time provision for excise tax	24	800	144	800
Credit facility interest expense	6,194	11,316	1,009	3,021
Debenture and other financing expense	6,170	7,710	1,183	2,157
Accretion related to debentures and convertible debentures	963	761	402	200
Gain on acquisition, net of transaction costs	—	(13,141)	—	108
Revaluation (gains) and losses	2,426	(18)	(1,642)	(219)
Other non-operating (income) expenses	(1,169)	543	770	129
Adjusted EBITDA	11,618	7,201	1,052	2,295

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Management’s Discussion and Analysis

Adjusted net loss and adjusted cash net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding stock-based compensation, revaluation (gains) and losses, net, and other non-operating expenses. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall financial performance.

Adjusted cash net loss is a non-IFRS financial measure that excludes from adjusted net loss depreciation and amortization, deferred financing costs and non-cash interest expense, which are expenses recognized in the period that do not impact cash flow in that period, as well as other non-operating (income) and expenses. It also deducts capitalized intangible assets which are cash outflows in the period that get capitalized to the statement of financial position, rather than expensed through the statement of operations and comprehensive loss.  Adjusted cash net loss is a measure used by our management and Board to evaluate core cash flow trends within the business. We believe that the adjustment out of net loss of certain non-cash related items, and inclusion of recurring capitalized cash costs, provides a useful gauge of underlying net cash flow in the business, excluding impacts of timing differences from changes in working capital.

The following table presents a reconciliation of adjusted net loss and adjusted cash net loss to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2020	2019	2020	2019
Net loss and comprehensive loss	$(13,445)	$(10,825)	$(2,849)	$(6,188)
Stock‑based compensation	1,371	1,732	313	176
Non-cash warrant expense	670	274	108	69
One-time provision for excise tax	24	800	144	800
Gain on acquisition, net of transaction costs	—	(13,141)	—	108
Revaluation (gains) and losses	2,426	(18)	(1,642)	(219)
Other non-operating (income) expenses	(1,169)	543	770	129
Adjusted net loss	(10,123)	(20,635)	(3,156)	(5,125)

Depreciation and amortization	$8,414	$8,049	$1,614	$2,042
Deferred financing cost amortization	222	573	—	204
Accretion related to debentures and convertible debentures	963	761	402	200
Convertible debenture non-cash interest	1,219	1,274	292	317
Debenture interest expense added to principal	2,824	—	—	—
Debenture non-cash interest	198	—	198	—
Capitalization cost of intangible assets	(4,501)	(8,404)	(933)	(2,214)
Adjusted cash net loss	(784)	(18,382)	(1,583)	(4,576)

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Management’s Discussion and Analysis

Cash operating expenses

Cash operating expenses is a non-IFRS financial measure that we calculate as operating expenses, including the cost of intangible assets capitalized to the balance sheet, and excluding depreciation and amortization, stock-based compensation, and non-cash warrant expenses. Cash operating expenses is a measure used by management and the Board to evaluate the impact of our operating expenses as it relates to cash flow.

The following table presents a reconciliation of cash operating expenses to operating expenses, the most comparable IFRS financial measure, for each of the periods indicated:

($000s,)
	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended June 30, 2019	Three months ended March 31, 2020	Three months ended December 31, 2019
Operating expenses	$9,540	$7,135	$7,638	$10,045	$10,689

Add: Capitalized cost of intangible assets	933	839	882	1,847	2,213
Less:
Depreciation and amortization	(1,614)	(2,288)	(2,287)	(2,225)	(2,042)
Stock based compensation	(313)	(384)	(460)	(214)	(177)
Non-Cash warrant expense	(108)	(291)	(516)	245	(68)
Cash operating expenses	8,438	5,011	5,257	9,698	10,615

Non-Financial Measures

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of privately held investments, share-based payments, income taxes, and derivative financial liability, which are described further in the notes to the Company’s consolidated financial statements for the twelve months ended December 31, 2020.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2020

During 2020, the Company has applied Amendments to IFRS 16 - COVID-19 Related Rent Concessions.

The Amendment to IFRS 16 provide the practical expedient allowing the Company not to assess whether eligible rent concessions that are a direct consequence of the COVID-19 pandemic are lease modifications.

Certain other IFRS amendments and interpretations became effective on January 1, 2020, but do not have an impact on the consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

As at December 31, 2020, management assessed the design and operating effectiveness of the Company’s ICFR, and concluded that such ICFR is appropriately designed and operating effectively, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at December 31, 2020, management assessed the design and operating effectiveness of the Company’s ICFR and concluded that such ICFR is appropriately designed and operating effectively, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

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